    SEC Compliance Programme

Code of Ethics

I.

Scope

This policy applies to the following subsidiaries of FIL International Limited (“FIL”):  FIL Investment Advisors (“FIA”), FIL Investment Advisors (UK) Limited (“FIA UK”) and FIL Investments (Japan) Limited. (“FIJ”) and to the extent applicable, the subsidiaries of FIL listed as “Participating Affiliates” in the SEC Forms ADV Part 2 of FIA, FIA UK and FIJ (collectively, the “FIL Advisors”).

The FIL Advisors serve as sub-advisers to certain U.S. clients and this policy applies to the FIL Advisors to the extent they provide services to U.S. clients.  As used in this policy, “U.S. client” means any client of the FIL Advisors which is a U.S. Person, as defined in Regulation S under the Securities Act of 1933, as amended (without regard to the location of the client’s investment manager or sub-advisor).

All references to “fund” or “funds” in this document, including all attachments and appendices, shall mean a fund or funds registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  All references to “FMR” in this document refer to FMR LLC and its subsidiaries and affiliates.

II.

Policy

It is the FIL Advisors’ policy to comply with the requirement to maintain a code of ethics and related compliance programme that complies with Rule 204A-1 under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 17j-1 under the 1940 Act.

III.

Background

Rule 204A-1 under the Advisers Act requires that SEC-registered investment advisers adopt a Code of Ethics and include in the code standards of business conduct that reflect the fiduciary obligations of the adviser and those of its supervised persons.

In addition, under Rule 17j-1 under the 1940 Act, funds and their investment advisers and principal underwriters must adopt a Code of Ethics to prevent fraud with respect to the personal trading activities of persons deemed to be “Access Persons.”  The rule prohibits Access Persons from engaging in fraudulent, deceitful, or manipulative practices in connection with the purchase or sale of a security held or to be acquired by funds.  The rule also prohibits Access Persons from making any untrue statement of material fact or omitting to state material facts where necessary. The rule is designed to require the funds to adopt procedures that will foster the detection and prevention of Access Persons from engaging in fraudulent personal trading and other activities proscribed by the rule and reasonable diligence to prevent violations of the Code of Ethics.

The FIL Advisors have adopted a policy and procedures to ensure compliance with the requirements of Rule 204A-1 under the Advisers Act and Rule 17j-1 under the 1940 Act with respect to the personal trading activities of persons deemed to be “Access Persons.”

IV.

Applicable Statute, Rule or Formal Guidance

Section 204A of the Advisers Act and Rule 204A-1 thereunder and Section 17 of the 1940 Act and Rule 17j-1 thereunder entitled “Personal Investment Activities of Investment Company Personnel.”

V.

Responsible Compliance Group or Team

The FIL Conduct and Ethics Office, located in FIL’s Bermuda headquarters (the “Ethics Office”), is responsible for developing and maintaining adequate internal controls to prevent and detect violations of FIL’s Code of Ethics.  In addition, it is responsible for developing and maintaining a framework for on-going communication of the policy and for providing training and education.  Regional and local oversight groups (“Local Oversight”) support the Ethics Office in ensuring compliance with the Code.

VI.

Means of Achieving Compliance

Under the FIL Personal Conflicts, Trading and Price Sensitive Information Policy (the “Code”) certain rules apply to all officers, directors, and employees of FIL companies (Access Persons), except those expressly excluded by the FIL Conduct & Oversight Group1 (“COG”), and anyone else identified by the COG.  Additional rules apply to Fund-Access Employees (as defined in the Code) only.  In general, Fund-Access Employees are those employees who have, or work in areas that have, access to information about fund trades, current fund holdings, securities transactions under consideration by the funds, research recommendations, or other fund-related matters.  As described in the Code, Fund-Access Employees are subject to substantive restrictions relating to their personal securities trading activities, including a general requirement to pre-clear proposed purchases or sales of covered securities.  The attachment to this policy summaries the procedures implemented to ensure compliance with the Code.

A.  New Hire Orientation

A high-level review of the Code and other corporate policies is conducted by the Human Resources Department during new hire orientation meetings.  Separate sessions targeting Investment Professionals (portfolio managers, analysts and traders) and other selected Fund-Access Employees are conducted by Local Oversight.

B.  Training and On-going Advice and Guidance

Local Oversight and the Ethics Office conduct periodic and ad hoc training sessions targeting Investment Professionals.  The Ethics Office also sponsors an annual on-line training programme.  Members of Local Oversight and the Ethics Office provide on-going support, education and guidance to employees and managers through Code of Ethics Hotlines.

C.  Distribution and Acknowledgement of the Code of Ethics

The Code is distributed annually to existing employees and immediately to new hires.  Each employee must acknowledge receipt of the Code through our electronic acknowledgement system.  Receipts are monitored and failure to acknowledge receiving the Code results in escalation by the Ethics Office, first to the employee’s manager and then, if necessary, to the relevant member of the Global Operating Committee.

D.  Employee Compliance Framework

The Ethics Office, in conjunction with Local Oversight, has developed procedures for ensuring employee compliance with the Code.  With limited exceptions as described in the Code, employees are required to maintain their personal trading accounts only through brokers that will provide FIL with duplicate reporting. In all cases, employees must instruct their broker to deliver or personally deliver (in limited circumstances) duplicate confirmation and account statements to Local Oversight. Fund Access employees are required to pre-approve all trading in covered securities. Details of employee transactions are entered in the FIL Global Preclearance System by Local Oversight. The Ethics Office conducts post trade monitoring (via Actimize) to assist in ensuring compliance with the Code.

E.  Classification and Notification of New Access Employees

The Human Resources Department classifies new employees as Investment Professional or Senior Executive (both categories are treated as Fund-Access) or Non-Access Employees based on job title and department.  Local Oversight receives a summary of all new employees from the Human Resources Department.  Local Oversight reviews the summary for potential misclassifications.  The Ethics Office performs monthly reviews of employee data to verify the classification of all new employees.  For employees whose classifications have changed, an automatic systems information notice is sent to these individuals ensuring that they are aware of their additional responsibilities as Fund-Access Employees.

F.  Reporting to the Board

The Ethics Office reports all material violations under the Code to the FIL Board.  It will also provide fund clients with such reports as may reasonably be requested, but on at least an annual basis.

As pursuant to Rule 17j-1, a fund client’s board must initially approve an adviser’s code of ethics and approve any material changes to the code within six months of such change being made. The FIL Board pre-approves all material changes prior to them becoming effective.

VII.

Oversight

In conjunction with Local Oversight, the Ethics Office has developed procedures for monitoring transactions in accounts covered by the Code in order to detect violations of the trading prohibitions and restrictions outlined in the Code.  These reviews are performed by members of the Ethics Office daily, weekly, monthly and quarterly.  Exception reports are generated systematically or produced manually and are reviewed by the Ethics Office.  The purpose of the review is to detect defined violations, including violations of the seven-day blackout period applicable to portfolio managers.  Violations of the Code are subject to the Sanction and Appeals Process (“Process”), which is administered by the Ethics Office under the supervision of the COG.  Under the Process, any employee that may have committed a serious violation of the Code will receive a letter setting out the details of the violation and will be invited to a disciplinary hearing.  The hearing will be conducted by an Appointed COG Representative, and (if necessary) the employee’s line manager and will be attended by an HR representative.  All Code enforcement actions, (i.e. Sanction letters) are approved by the Ethics Office and issued by Local Oversight.  All actions are reported to the COG.

VIII.

Escalation

The Ethics Office reports all material violations under the Code to the COG, the FIL Board and the Chief Compliance Officer. It will also provide fund clients with such reports as may reasonably be requested, but on at least an annual basis. Fund clients will also be provided material changes to this document within six months of the change being made.

IX.

Related Policies

FIL Code of Conduct

FIL Personal Conflicts, Trading and Price Sensitive Information Policy

Adopted:  February 2007

Updated: July 2008; February 2009; March 2010; October 2012; February 2014; April 2018; February 2021

Reviewed: ACA Compliance February 2018; February 2020

 Attachment

Procedures to Prevent Violations of the FIL Code of Ethics

FIL has established the following processes, which are designed to prevent Access Persons from violating FIL’s Code of Ethics.

Procedure	Process	Responsible Party	Period	Targeted Provision
Offer Letter

Following a verbal job offer, candidates are provided an offer packet, which includes details of the offer and information about Fidelity Policies, including the Code.  A high level review of the FIL Code of Ethics and other corporate policy is also delivered.

		Human Resources	Pre-Hire	All
Code of Ethics Induction Session	Upon joining, a review of the Code of Ethics requirements is delivered to Investment Professionals and selected Senior Executives.	Local Oversight	Shortly after Hire	All
Annual Education Sessions	Education sessions are conducted annually targeting selected Access Persons, such as portfolio managers, analysts and traders. Ad-hoc sessions are conducted on an as-needed basis.	Local Oversight	Annually and ad hoc	All
Distribution and Acknowledgment

The Code is distributed to existing employees annually.  Acknowledgement of receipt and understanding is due by February each year.

New hires receive the Code in their offer package and are expected to acknowledge receipt and understanding within 10 business days of hire.

The delivery of the Acknowledgement by employees is mandatory, with escalation to managers. A sanction is issued if the Annual acknowledgement is not returned by the specified deadline.

		Ethics Office / Local Oversight	Upon Hire and Annually	All
Trade Verification	Access employees are required to complete and submit a quarterly report of trades. Escalation to manager prior to deadline and issuance of a sanction if not returned by the specified deadline.	Ethics Office /Local Oversight	Quarterly	Annex 2, Section 5
Detect and Notify New and Existing Access Persons

A review of changes to employee data and changes to system access is performed to detect new Access Persons.

Information notices are sent to the new Access Persons to raise awareness of additional requirements of the Code. Employees must acknowledge the additional requirements under the policy and disclose the required personal trading information.

		Ethics Office / Local Oversight	Monthly	Section 2
Access Code Audit	Access coding is reviewed to ensure employees defined under the Code as Access Persons have been previously identified.	Ethics Office /Local Oversight	Monthly	Section 2
Pre-clearance and Post Trade Monitoring

Fund Access Persons transactions are denied if they would violate the following provisions of the Code:

•

The pre-clearance system denies transactions for Fund Access employees if fund trading on the day of the request exceeds established parameters. In addition, Investment Professionals (and their connected persons) are restricted from trading any security of an issuer when the Funds are trading any security of the same issuer across Fidelity’s trading desk.

•

Fund Manager Blackout - Portfolio managers and their connected persons are blocked from trading a security within the past 7 calendar days. If the pre-cleared security has been traded within the 7 day period and/or Fund orders placed for the current day, the trade request would be denied.  Post trade monitoring would identify whether a security of the same issuer as a security personally traded by a portfolio manager or their connected person was traded within +/- 7 calendar days of a fund trade by a fund the portfolio manager is assigned to manage

•

Trade within a Research note - All Fund Access employees (and their connected persons) will be denied pre-clearance if there were any research notes written on the issuer within the last two business days.

•

Additional  restrictions are applicable to analysts (and their connected persons) based on their assignments or contact with a company over a recent period.

•

Restricted securities & trading strategies

•

Short Strategy or trading within 60 days of an opposite transaction

		Ethics Office / Local Oversight	Pre-Trade & Post Trade (as applicable)	Sections 4, 6, 7

Access Persons" Subject to the Reporting Requirements

Under rule 204A-1, the adviser's code must require certain supervised persons, called "access persons," to report their personal securities transactions and holdings.23 An access person is a supervised person who has access to nonpublic information regarding clients' purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic.24 A supervised person who has access to nonpublic information regarding the portfolio holdings of affiliated mutual funds is also an access person.25

We are adopting the definition of "access person" as proposed. Some commenters suggested that we adopt a narrower definition covering only those employees who actually obtained nonpublic information, the approach rule 17j-1 takes for mutual fund advisers.26 Others suggested that all advisory employees be covered.27 Our approach takes the middle course. It treats as access persons employees who are in a position to exploit information about client securities transactions or holdings, and thus provides the adviser with a tool to protect its clients.

Access persons will include portfolio management personnel and, in some organizations, client service representatives who communicate investment advice to clients. These employees have information about investment recommendations whose effect may not yet be felt in the marketplace; as such, they may be in a position to take advantage of their inside knowledge. Administrative, technical, and clerical personnel may also be access persons if their functions or duties give them access to nonpublic information. Organizations in which employees have broad responsibilities, and where information barriers are few, may see a larger percentage of their staff subject to the reporting requirements. In contrast, organizations that keep strict controls on sensitive information may have fewer access persons.28

In many advisory firms, directors, officers and partners will also be access persons. Rule 204A-1, as proposed, contains a presumption that, if the firm's primary business is providing investment advice, then all of its directors, officers and partners are access persons.29 Commenters supported this approach rather than rule 17j-1's special rules and revenue-based test for advisory firms "primarily engaged" in a business other than advising funds or advisory clients.30

Footnotes

1 The COG, which is responsible to the board of directors of FIL Limited, is a referral point on policy issues relating to the Code.  It is chaired by the Bermuda Country Head and includes senior representatives of Investment Management, Oversight and the Business.